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                          June 9, 2022

       Jeffrey Chi
       Chief Executive Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632
       Singapore

                                                        Re: Vickers Vantage
Corp. I
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2022
                                                            File No. 333-264941

       Dear Dr. Chi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 13, 2022

       Cover Page

   1. We note your disclosure on page 30 and elsewhere that New Scilex will be a controlled company following the
completion of the Business Combination. Please revise your cover page to state that you
will be controlled company following the completion of the
                                                        Business Combination,
identify the controlling shareholder, including their ownership percentage, and state
whether you plan to rely on any of the corporate governance
                                                        exemptions available to
controlled companies following the completion of the Business
                                                        Combination.
 Jeffrey Chi
FirstName   LastNameJeffrey Chi
Vickers Vantage  Corp. I
Comapany
June  9, 2022NameVickers Vantage Corp. I
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2. Please revise the cover page to disclose the expected ownership percentages in the combined company of Vickers's public stockholders, the Sponsor and the Scilex stockholders if the maximum amount of redemptions of Vickers's ordinary shares occurs.
Market and Industry Data, page i

3. We note your statements that (i) you have not independently verified the market and industry data contained in the proxy statement/prospectus or the associated underlying assumptions and (ii) your research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.
Questions and Answers About the Business Combination and the Meeting
What equity stake will current Vickers shareholders and Scilex stockholders hold in New Scilex after the closing?, page 7

4. Please revise the response to this question to include a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Did the Vickers Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 8

5. Please revise the response to this question to (i) reflect your disclosure on page 110 that
         Dr. Jeffrey Chi, your chief executive officer, was a board member of Aardvark
         Therapeutics ("Aardvark") at the time that Aardvark sold certain IP to Sorrento, which IP appears to have been subsequently assigned to Scilex; (ii) state, if true, that an entity affiliated with Dr. Chi previously invested alongside Sorrento in one of Aardvark's financing rounds; and (iii) the CEO of Aardvark is also a board member and shareholder of Scilex and suggested Scilex to you as a potential business combination partner. Please also revise here and on page 110 to clarify whether your Board considered these potential conflicts of interest in evaluating the terms of the Business Combination and what steps, if any, your Board took to mitigate any such potential conflicts.
Do any of Vickers's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 8

6. Please revise the response to this question to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business
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         combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
Summary of the Proxy Statement
Scilex Holding Company, page 17

7. Please remove the "first-in-class" and "best-in-class" references here and throughout the prospectus as appropriate as these statements are speculative in light of the current regulatory status of your product candidates.
Merger Consideration, page 18

8. Please revise your disclosure in this section to quantify the aggregate amount of Specified
         Indebtedness.
Certain Related Agreements and Arrangements, page 23

9. Please revise your disclosure here and on page 132 to disclose how many shares of New
         Scilex Common Stock will have registration rights following the Closing.
Certain Related Agreements and Arrangements
Underwriting Agreement Amendment, page 24

10. Please revise this section to disclose (i) the effective underwriting fee on a percentage basis for each redemption level presented on page 178 and (ii) the material terms of the potential promissory note, including whether the note bears interest. Interests of Certain Persons in the Business Combination, page 24

11.      Please disclose the sponsors' and any affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
12. Please clarify if the sponsors or any affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please also highlight the risk that the sponsors may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Redemption Rights, page 28

13. We note your statements here and on page 121 indicating that if a holder exercises redemption rights, such holder "will no longer own securities of Vickers." Please clarify if the holders of units will retain their Public Warrants following any potential redemption of their public shares.
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Risk Factors, page 31

14. Disclose the material risks to unaffiliated investors presented by taking Scilex Holding
         Company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risks Related to Scilex's Limited Operating History, Financial Condition and Capital
Requirements
We have identified a material weakness..., page 36

15. Please revise to clarify whether the identified errors in your financial statements were corrected with audit adjustments in the appropriate periods and that the corrections are properly reflected in the accompanying financial statements. Background of the Business Combination, page 109

16. Please revise your disclosure to state why Company X was the first choice of Vickers's management as opposed to Scilex and to describe the terms upon which Vickers and
         Company X were unable to reach agreement.
17. Please revise your disclosure to provide a complete description of the valuation negotiations between Vickers and Scilex. In your revisions, please quantify the initial valuation discussed with Scilex prior to your November 18, 2021 meeting and describe how Vickers arrived at this valuation. Please also discuss any subsequent adjustment to the valuation and any material factors considered in reducing the valuation. Also in your revisions, please disclose (i) the public market valuation of Sorrento during the negotiations; (ii) whether the parties considered Sorrento's market valuation during negotiations; and (iii) describe the reasons for any variations between Sorrento's public market valuation and the valuation ascribed to Scilex. Finally, please disclose the valuation ascribed to Scilex in January 2021 when Sorrento acquired 34,889,868 Scilex shares and whether Vickers's Board considered this valuation in its evaluation of the
         Business Combination.
Certain Scilex Projected Financial Information, page 116

18. We note the disclaimers throughout this section that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly. Proposal 1 - The Business Combination Proposal
Certain Scilex Projected Financial Information, page 116

19. Please revise your disclosures for each of the projections included to address each of the following areas.
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                State when these projections were prepared and for what purpose. To the extent that a material amount of time has passed since these projections were prepared, disclose
              whether these projections still reflect management   s views on
future performance.
              Also discuss whether the Vicker   s Board considered obtaining
updated projections.
                Explain why it is reasonable to project revenues out for 10-11 years given that there is only one commercialized product that has not meet revenue expectations under the
              Scilex Pharma Notes.
                Discuss all material assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections from materializing. To the extent your projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted. Considering the majority of the revenue projections are for unapproved product candidates that may not receive FDA approval, provide a discussion of the process undertaken to formulate these assumptions.
                Provide an analysis of the material differences in assumptions between the two presentations for revenue by product candidate. In this regard, we note the Redwood revenue projections for ZTLido begin to decline in fiscal year 2026 whereas the projections prepared by Scilex management shows growth from fiscal year 2022 through 2031. Similarly, Scilex management assumes significantly higher amounts of revenues for SP-102 earlier on.
                Disclose the material assumptions used to determine projected cost of sales, operating expenses and other expenses.
Material U.S. Federal Tax Consequences, page 165

20. Please (i) revise here and throughout, including on page 12, to state that your discussion of the tax consequences of the Business Combination constitutes the opinion of counsel and
         (ii) have counsel provide a tax opinion addressing the tax consequences to U.S. holders of
         Vickers Vantage ordinary shares who hold shares at the time of the Domestication or provide us your analysis as to why you do not believe such an opinion is required. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
Business of Scilex, page 188

21. We note your statements throughout indicating the belief that Scilex's approach enables a capital-efficient approach intended to reduce clinical development costs, expedite development timelines and efficiently bring novel pain management therapies to patients.
         Please remove claims regarding the expediting of clinical development, the reduction of clinical development costs and a faster path to approval as these statements are
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         speculative. You may state, if true, that Scilex's goal is to develop its product candidates more efficiently than current industry standards.
22. We note your statement that 147 million and 136 million prescription and OTC lidocaine patches were sold in the United States in 2021 and 2020, respectively. Please revise the
         "Our Company" subsection to disclose the number of ZTlido patches sold during these periods.
23. Please revise this section, where appropriate, to describe the material terms of Scilex's acquisition of Semnur, including the potential milestone payments due to Semnur's equityholders in connection with this acquisition.
Our Strategy, page 189

24. We note your statements here and on page 200 indicating that low-dose naltrexone hydrochloride has demonstrated "efficacy" in multiple independent investigator-initiated trials. Please tell us whether this efficacy was demonstrated in clinical trials for fibromyalgia involving product candidates that subsequently were approved by the FDA
         (or an equivalent foreign regulator) for the treatment of fibromyalgia. To the extent that these trials evaluated low-dose naltrexone hydrochloride for other indications, please revise your disclosure accordingly. In addition, if low-dose naltrexone hydrochloride has not received marketing approval for the treatment of fibromyalgia, please revise your disclosure to remove any statements claiming efficacy.
Our Solution, page 196

25. We note your characterizations here and elsewhere in the proxy statement/prospectus of the results from Scilex's Phase 3 CLEAR trial of SEMDEXA as "positive", "highly significant[ly] positive" and "categorically positive." Please also revise to avoid characterizing the results of the trial in this manner as this may create an inference that the product candidate is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA. You may present objective clinical data from the trial, including whether the trial met its primary and secondary endpoints.

         We further note your references to certain of Scilex's trials demonstrating "highly"
         statistically significant results. Please revise your disclose to explain the difference between "statistically significant" and "highly statistically significant." Alternatively, please remove your references to "high" statistical significance. SP-102 (SEMDEXA) Study Details, page 210

26. Please revise your disclosure here and throughout regarding clinical trials of Scilex's product candidates which have yet to secure marketing approval to specify the frequency and nature of any adverse events observed in your clinical trials. To the extent no adverse events were observed, please so state.
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Material Agreements, page 216

27. We note your disclaimers that the summaries of Scilex's material agreements do not purport to be complete. The summaries of these agreements should include the material terms of each agreement. Please revise your disclaimers to clarify that the material terms of the agreements are described in the prospectus. Alternatively, please remove these disclaimers.
28. Your disclosure on page 38 indicates that if Scilex's total net profits for ZTlido and SP-
         103 are equal to or less than five percent of Scilex's net sales of ZTlido and SP-103 for a period of four or more consecutive quarters, Itochu and Oishi have the right to terminate the Product Development Agreement. Please revise this section to disclose whether
         Scilex's net profits for ZTlido and SP-103 have historically exceeded 5% of net sales. To the extent Itochu and Oishi have the right, or previously had the right, to terminate the agreement, please so state. Please also revise to define the term "Developers."
29. Please revise your disclosure in this section to describe Scilex's ongoing obligations pursuant to the Aardvark Asset Purchase Agreement, referenced on page
325. In your
         revisions, please quantify potential milestone payments as well as payment-triggering events as well as future potential royalty payments.
30. Please revise your discussion of the Shah Investor LP Assignment Agreement to include any termination provisions, up-front or execution payments received or paid and the aggregate amounts paid or received to date under this agreement. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Scilex
Results of Operations, page 241

31. Please disclose the expenses incurred during each period presented for each of your product candidates. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development expenses by project. Also, provide other quantitative or qualitative disclosure that provides more transparency as to the type
         of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense.
32. Please expand your analysis of research and development expense to explain why there was a decrease in clinical activities for SP-102 and any other material products during fiscal year 2021.
33. Please expand your analysis of selling, general and administrative expenses to explain why your marketing and commercial operations expenses and legal and audit fees increased by $4 million and $7.6 million, respectively, during fiscal year 2021.
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Liquidity and Capital Resources, page 243

34. Please revise in this section to (i) disclose the total aggregate amount of Scilex's indebtedness, including indebtedness owed to Sorrento; (ii) disclose the aggregate amount of indebtedness currently outstanding on the Scilex Pharma Notes as well as the interest rate; (iii) reflect your disclosure on page 33 indicating that Scilex must make quarterly payments, ranging from 15% to 25% of the net sales of ZTlido for the prior fiscal quarter pursuant to the Indenture; and (iv) describe which of Scilex's assets have been pledged to secure the notes. In your revisions, please quantify quarterly payments made in recent periods. Please also clarify whether these quarterly payments reduce the principal amount of the notes. Finally, please revise Scilex's liquidity disclosures to discuss Scilex's quarterly payment and other royalty obligations with respect to ZTlido, and describe any associated impacts on liquidity.
Contingent Consideration, page 245

35. Please revise your disclosure to (i) quantify your contingent consideration obligations pursuant to the Semnur acquisition and (ii) describe the milestones and events that would trigger Scilex's obligations to make these payments.
Unaudited Pro Forma Condensed Combined Financial Information, page 255

36. Please expand your discussion of the Interim Redemption presentation to explain why you chose to assume 60% redemption.
37. Please include a footnote to your tabular presentation of the Total Shares at the Closing to include a footnote with the other dilutive securities that will also be outstanding under each scenario presented (i.e., public warrants, private placement warrants, working capital warrants and Scilex stock options). To the extent that the public warrants are retained by redeeming stockholders, please disclose as such and quantify the value of those public warrants. Please also address this comment on pages 27 and 120. Unaudited Pro Forma Condensed Combined Balance Sheet, page 257

38. Please revise your presentation to ensure that each adjustment amount is disclosed and properly referenced to the appropriate footnote disclosure. Refer to the Cash and cash equivalents and cash and securities held in Trust Account line items as examples.
Note 1 - Description of the Business Combination, page 259

39. We note that the calculation of the number of New Scilex Common Stock issuable to
         Scilex shareholders and optionholders first reduces the total merger consideration of $1.5 billion by the aggregate amount owed by Scilex in respect of senior secured notes due
         2026 referred to as Scilex Pharma Notes. Please expand your disclosures to provide a discussion of the impact of the business combination to the Scilex Pharma Notes and related derivative liabilities. In this regard, we note the change in control term discussed
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         in Note 8 on page F-37 of Scilex   s audited financial statements.
40. Please address the requirement for Vickers to have at least $5,000,001 in net tangible assets at the Effective Time per your disclosure on page 22 under the maximum redemption scenario.
Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021, page 262

41. Please revise your footnote presentation to clearly show how each footnote adjustment is reflected in the total adjustment presented on the face of the pro forma balance sheet. For example, we note that the total adjustment for additional paid-in capital is an accumulation of multiple adjustments discussed in multiple footnotes. An investor should be able to easily understand how each footnote impacts the total adjustment amount.
42. We note your disclosures on pages 24 and 25 for the Sponsor loans beginning December
         20, 2021. Please tell us your consideration of including the settlement of these loans, including those subsequent to the most recent balance sheet date, as these require repayment with the completion of an initial business combination. Security Ownership of Certain Beneficial Owners and Management, page 291

43. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Vickers
         Venture Fund VI Pte Ltd, Shaolin Capital Management LLC and Hudson Bay Capital
         Management LP.
Scilex Holding Company
Notes to Consolidated Financial Statements
13. Related Party Transactions, page F-48

44. Please expand the disclosures for the note payable with Sorrento and the promissory note to Sorrento to disclose the payment terms. In this regard, we note that the note payable is classified as a current liability, while the promissory note is classified as a long-term liability.
45. Please provide disclosure for components of the $92.7 million related party payable as of
         December 31, 2021. In this regard, we note that $37.3 million is for the Sorrento Letter of
         Credit and $3.9 million is accrued interest for the Sorrento note payable.
15. Subsequent Events
SP-104 Acquisition from Sorrento, page F-50

46. Please expand your disclosures for the SP-104 acquisition to disclose the accounting for this transaction and the maximum amounts of regulatory milestone payments, commercial sales milestone payments and the percentage of net sales due as royalty payments.
 Jeffrey Chi
Vickers Vantage Corp. I
June 9, 2022
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Chi
                                                           Division of
Corporation Finance
Comapany NameVickers Vantage Corp. I
                                                           Office of Life
Sciences
June 9, 2022 Page 10
cc:       Mitchell Nussbaum, Esq.
FirstName LastName